SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 6-K

                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934

                         For the month of August, 2006

                    CHINA PETROLEUM & CHEMICAL CORPORATION
                            A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                          People's Republic of China
                             Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F     X            Form 40-F
                   ---------                   ---------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

         Yes               No    X
             ---------        ---------

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
          N/A



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This Form 6-K consists of:

The clarification announcement of China Petroleum & Chemical Corporation (the "Registrant"), made by the Registrant in English on August 11, 2006.

                    China Petroleum & Chemical Corporation
 (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                              (Stock Code: 0386)

                          Clarification Announcement

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Sinopec Corp. noticed the media recently reported that Sinopec Corp. proposes to privatise its Hong Kong listed subsidiaries, Shanghai Petrochemical and Yizheng Chemical, in the near future. Sinopec Corp. hereby clarifies there is no present proposal to privatise Shanghai Petrochemical or Yizheng Chemical and those media reports are substantially incorrect.

Sinopec Corp. wishes to remind investors that all the important information of Sinopec Corp. will be formally announced in accordance with The Rules Governing the Listing of Securities of the Stock Exchange of Hong Kong Limited and the Hong Kong Code on Takeovers and Mergers. Investors are reminded to make sensible investments and consider the risks involved.

--------------------------------------------------------------------------------

China Petroleum & Chemical Corporation ("Sinopec Corp") noticed that the media recently reported that Sinopec Corp. proposes to privatise its Hong Kong listed subsidiaries, Sinopec Shanghai Petrochemical Company Limited ("Shanghai Petrochemical") and Sinopec Yizheng Chemical Fibre Company Limited ("Yizheng Chemical"), in the near future.

Sinopec Corp. hereby clarifies that there is no present proposal to privatise Shanghai Petrochemical or Yizheng Chemical and those media reports are substantially incorrect. Sinopec Corp. condemns the media for their reporting of erroneous information and infringment of the rights of Sinopec Corp. and reserves the rights to take further legal action.

Sinopec Corp. wishes to remind investors that all the important information of Sinopec Corp. will be formally announced in accordance with The Rules Governing the Listing of Securities of the Stock Exchange of Hong Kong Limited and the Hong Kong Code on Takeovers and Mergers. Investors are reminded to make sensible investments and consider the risks involved.

                                     For and on behalf of the Board of Directors
                                        China Petroleum & Chemical Corporation
                                                       Chen Ge
                                         Secretary to the Board of Directors

Beijing, PRC, 11 August 2006

As at the date of this announcement, the executive directors of Sinopec Corp. are Messrs. Wang Tianpu, Zhang Jianhua, Wang Zhigang, Dai Houliang; the non-executive directors are Messrs. Chen Tonghai, Zhouyuan, Fan Yifei and Yao Zhongmin; the independent non-executive directors are Messrs. Shi Wanpeng, Liu Zhongli and Li Deshui.






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                                   SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          China Petroleum & Chemical Corporation



                                                                 By: /s/ Chen Ge

                                                                   Name: Chen Ge

                                      Title: Secretary to the Board of Directors



Date: August 11, 2006